February 26, 2007
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Matt Franker

Re:	Coleman Cable, Inc. Registration Statement on Form S-1 (No. 333-138750)
Ladies and Gentlemen:
     Coleman Cable, Inc. (the “Company”), in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:00 P.M. (EST) on Wednesday, February 28, 2007, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, COLEMAN CABLE, INC.
By:	/s/ G. Gary Yetman
G. Gary Yetman
President and Chief Executive Officer

cc: Jennifer R. Hardy